

October 21, 2010

<u>VIA U.S. Mail and Facsimile</u>

Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

> **Re:** **Exactech, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for the fiscal quarter ended June 30, 2010**
> **File No. 000-28240**

Dear Mr. Phillips:

We have reviewed your response dated October 13, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the fiscal quarter ended June 30, 2010

Condensed Consolidated Financial Statements

Note 6. Inventories, page 9

1. We reference prior comment 13. Please revise future filings to disclose the nature of the non-current inventory, similar to your response.

2. We note your response to prior comment 14 that recoveries of inventory allowance sometimes occurs when a slow moving item regains momentum. Please clarify if the "recovery" occurs when you sell inventory that was previously marked down or if you are adjusting the costs basis when the inventory regains momentum. If you are recording a recovery of the cost basis, please tell us how your accounting treatment complies with the guidance in SAB Topic 5BB which states that a write-down of inventory creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

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You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551- 3635.

Sincerely,

Brian Cascio
Accounting Branch Chief